Amplify ETF Trust
3333 Warrenville Road, Suite 350

Lisle, Illinois 60532

September 25, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amplify ETF Trust, on behalf of Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify Travel Tech ETF, Amplify AI Powered Equity ETF and Amplify U.S. Alternative Harvest ETF, each a series of the Registrant (the “Funds”)
Registration Statement on Form N-14
(File No. 333-273457)

Ladies and Gentlemen:

The undersigned, Amplify ETF Trust (the “Registrant”), on behalf of Amplify ETF Trust, on behalf of Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify Travel Tech ETF, Amplify AI Powered Equity ETF and Amplify U.S. Alternative Harvest ETF, each a series of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Regulations (the “General Rules”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 referenced above so that it will become effective by 9 a.m. Eastern time on September 26, 2023 or as soon thereafter as practicable.

We appreciate your consideration of this request. Please call Walter L. Draney of Chapman and Cutler LLP at (312) 845-3273 or Myles O’Kelly of Chapman and Cutler LLP at (312) 845-2974 with any comments or questions concerning this request.

Very truly yours,

Amplify ETF Trust, on behalf of the Funds

By:	/s/ Christian Magoon
Christian Magoon
President and Chief Executive Officer